    As filed with the Securities and Exchange Commission on November 27, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -------------------

                                    AMENDMENT NO. 4

                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
          (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             DATALOGIX INTERNATIONAL INC.
                                   (Name of Issuer)

                                 -------------------

                             DATALOGIX INTERNATIONAL INC.
                            DELPHI ACQUISITION CORPORATION
                                  ORACLE CORPORATION
                         (Name of Person(s) Filing Statement)


                                 -------------------

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                 -------------------

                                      237923107
                        (CUSIP Number of Class of Securities)

                                 -------------------

          THOMAS THEODORES                            RAYMOND V. SOZZI
           VICE PRESIDENT,                PRESIDENT, CHIEF OPERATING OFFICER AND
          CORPORATE LEGAL, ASSISTANT          ACTING CHIEF EXECUTIVE OFFICER
      SECRETARY AND ACTING GENERAL COUNSEL      DATALOGIX INTERNATIONAL INC.
         ORACLE CORPORATION                       100 SUMMITT LAKE DRIVE
         500 ORACLE PARKWAY                         VALHALLA, NY 10595
   REDWOOD CITY, CALIFORNIA 94065
                                 -------------------

     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                 -------------------

                                      COPIES TO:
     DONALD M. KELLER, JR.                         CHRISTOPHER E. MANNO
      VENTURE LAW GROUP                          WILLKIE FARR & GALLAGHER
   A PROFESSIONAL CORPORATION                       ONE CITICORP CENTER
     2800 SAND HILL ROAD                              153 53RD STREET
   MENLO PARK, CALIFORNIA 94025                  NEW YORK, NY 10022-4677
       (415) 854-4488                                 (212) 821-8000

                                 -------------------

This statement is filed in connection with (check appropriate box):
  a.     /X/  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b.     / /  The filing of a registration statement under the Securities Act of
              1933.
  c.     / /  A Tender Offer
  d.     / /  None of the above.
Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: / /

                           CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
         TRANSACTION VALUATION (1)          AMOUNT OF FILING FEE (1)
              $89,468,216                          $17,894
--------------------------------------------------------------------------------

(1) ESTIMATED SOLELY FOR PURPOSES OF CALCULATING THE FILING FEE AND BASED, PURSUANT TO RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), UPON THE PURCHASE OF 11,183,527 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 19, 1996 (CONSISTING OF 10,145,489 SHARES ISSUED AND OUTSTANDING (EXCLUDING 1,566,287 SHARES HELD BY ORACLE CORPORATION), 1,015,038 SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OUTSTANDING OPTIONS, AND 23,000 SHARES TO BE ISSUED UNDER THE COMPANY'S 1995 EMPLOYEE STOCK PURCHASE PLAN), AT A PURCHASE PRICE OF $8.00 PER SHARE.
     ALSO IN ACCORDANCE WITH RULE 0-11 UNDER THE ACT, THE FILING FEE IS DETERMINED BY MULTIPLYING THE TRANSACTION VALUATION BY ONE-FIFTIETH OF ONE PERCENT.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE O-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $17,894      Filing Party: Datalogix International Inc.
Form or Registration No.: Proxy
Statement File No. 000-26000         Date Filed: October 10, 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    SCHEDULE 13E-3

                                     INTRODUCTION

    This Rule 13e-3 Transaction Statement is being filed in connection with the proposed merger (the "Merger") of Delphi Acquisition Corporation, a Delaware corporation ("Acquisition Sub"), and wholly owned subsidiary of Oracle Corporation, a Delaware corporation ("Oracle"), with and into Datalogix International Inc., a New York corporation (the "Company"), pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of September 24, 1996, among Acquisition Sub, Oracle and the Company (as amended as of October 8, 1996, the "Merger Agreement"), a copy of which is attached hereto as Exhibit (c)(1). Upon consummation of the Merger, the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation and wholly owned subsidiary of Oracle. Upon completion of the Merger, each share (together with the associated Preferred Share Purchase Right issued pursuant to the Rights Agreement dated as of August 27, 1996 between the Company and The First National Bank of Boston, as Rights Agent, as amended as of September 24, 1996) of Common Stock, par value $.01 per share (the "Shares"), of the Company (other than Shares held by Oracle or any subsidiary of Oracle, and Shares held by shareholders exercising appraisal rights pursuant to Sections 623 and 910 of the New York Business Corporation Law) will be converted into the right to receive in cash $8.00 per Share, without interest, upon the terms and conditions set forth in the Merger Agreement.



    The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's definitive proxy statement (the "Proxy Statement") concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them, was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Oracle or its affiliates, or actions or events with respect to them, was provided by Oracle. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

    As of September 24, 1996, Oracle owned 1,566,287 shares of Common Stock of the Company, representing approximately 13.37% of the total outstanding capital stock of the Company. Neither the Company nor Oracle believes that Oracle or Acquisition Sub is an affiliate of the Company and both Oracle and Acquisition Sub deny being affiliates of the Company.

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

    ITEM NUMBER AND CAPTION       LOCATION IN PROXY STATEMENT

1.  ISSUER AND CLASS OF SECURITY
    SUBJECT TO THE TRANSACTION.

    (a).......................    Front Cover Page  and "SUMMARY--The Parties"
                                  sections of the Proxy Statement are
                                  incorporated herein by this reference.

    (b).......................    "INTRODUCTION--Record Date; Quorum; Required
                                  Vote;" "SUMMARY--The Special Meeting" and
                                  "DESCRIPTION OF CAPITAL STOCK OF DATALOGIX" sections of the Proxy Statement are incorporated herein by this reference.

    (c), (d)..................    "SUMMARY--Market Prices of and Dividends on
                                  The Common Stock" and "MARKET PRICES AND
                                  DIVIDENDS" sections of the Proxy Statement are incorporated herein by this reference.

    (e).......................    "SPECIAL FACTORS--Initial Public Offering of
                                  Common Stock"   section of the Proxy
                                  Statement is incorporated herein by this reference.

    (f).......................    "SPECIAL FACTORS--Interest of Certain Persons
                                  in the Merger--Certain Agreements" section of the Proxy Statement is incorporated herein by this reference.


2.  IDENTITY AND BACKGROUND.


    This Statement is being jointly filed by Datalogix International Inc. (the "Company") (the issuer of the class of equity securities which is the subject of the transaction, Oracle Corporation (a 13.4% shareholder of the Company), and Delphi Acquisition Corporation (a wholly owned subsidiary of Oracle).

    (a)-(d), (g)..............    "SUMMARY--The Parties" and "MANAGEMENT OF
                                  ORACLE, ACQUISITION SUB AND THE COMPANY" sections of the Proxy Statement are incorporated herein by this reference.

    (e), (f)..................    To the best of the undersigneds' knowledge,
                                  except as described under "MANAGEMENT OF
                                  ORACLE, ACQUISITION SUB AND THE COMPANY--
                                  Certain Proceedings" section of the Proxy
                                  Statement which is incorporated herein by this reference, none of the persons with respect to whom information is provided in response to this Item was during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


3.  PAST CONTACTS, TRANSACTIONS
    OR NEGOTIATIONS.

    (a)(1)....................    "SPECIAL FACTORS--Background of the Merger;"
                                  Interest of Certain Persons in the Merger--
                                  Certain Agreements" and "THE MERGER" sections of the Proxy Statement are incorporated herein by this reference.

    (a)(2), (b)...............    "SUMMARY--Special Factors;" "SPECIAL FACTORS-
                                  -Background of the Merger;" "--Purpose and Structure of the Merger;" "--Recommendation of the Board of Directors of the Company;
                                  Fairness of the Merger;" "--Opinion of
                                  Financial Advisor; Summary of Financial
                                  Analyses;" "--Interest of Certain Persons in the Merger;" "THE MERGER" and "ANNEX A--
                                  Agreement and Plan of Merger" sections of the Proxy Statement are incorporated herein by this reference.

4.  TERMS OF THE TRANSACTION.

    (a).......................    "INTRODUCTION--The Special Meeting;"
                                  "SUMMARY--The Merger;" "THE MERGER" and
                                  "ANNEX A--Agreement and Plan of Merger"
                                  sections of the Proxy Statement are
                                  incorporated herein by this reference.


    (b).......................    "SUMMARY--Special Factors --Interest of
                                  Certain Persons in the Merger;" "SPECIAL
                                  FACTORS--Interest of Certain Persons in the Merger;" "THE MERGER--Indemnification of
                                  Directors and Officers" and
                                  "--General--Treatment of Company Stock
                                  Plans" sections of the Proxy Statement are incorporated herein by this reference.

5.  PLANS OR PROPOSALS OF THE
    ISSUER OR AFFILIATE.

    (a), (b), (d), (e)........    None

    (c), (f), (g).............    "SUMMARY--Special Factors;" "SPECIAL
                                  FACTORS--Plans for the Company After the Merger;" "--Purpose and Structure of the Merger;" "--Interest of Certain Persons in the Merger" and "--Certain Effects of the Merger" sections of the Proxy Statement are incorporated herein by this reference.

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


6.  SOURCE AND AMOUNT OF FUNDS
    OR OTHER CONSIDERATION.

    (a), (b)..................    "INTRODUCTION--Proxies;" "SUMMARY--The
                                  Merger --Sources of Funds;" "PROXY
                                  SOLICITATION;" "THE MERGER--Fees and
                                  Expenses"; "SPECIAL FACTORS--Sources and
                                  Uses of Funds" and "--Opinion of Financial
                                  Advisor; Summary of Financial Analyses"
                                  sections of the Proxy Statement are
                                  incorporated herein by this reference.

    (c), (d)..................    Not applicable

7.  PURPOSE(S), ALTERNATIVES,
    REASONS AND EFFECTS.

    (a)-(c)...................    "SUMMARY--Special Factors;" "SPECIAL
                                  FACTORS--Background of the Merger;"
                                  "--Purpose and Structure of the Merger;"
                                  "--Recommendation of the Board of Directors of the Company; Fairness of the Merger" and "--Certain Effects of the Merger" sections of the Proxy Statement are incorporated herein by this reference.


    (d).......................    "SUMMARY--The Merger;" "--Special Factors;"
                                  "SPECIAL FACTORS--Certain Effects of the
                                  Merger;" "--Purpose and Structure of the Merger;" "--Perspective of Oracle on the Merger;" "--Plans for the Company After the
                                  Merger;" "--Interest of Certain Persons in the Merger;" "--Certain U.S. Federal Income
                                  Tax Consequences" and "THE MERGER" sections of the Proxy Statement are incorporated herein by this reference.



8.  FAIRNESS OF THE TRANSACTION.

    (a), (b)..................    "SUMMARY--Special Factors;" "SPECIAL
                                  FACTORS--Background of the Merger;"
                                  "--Purpose and Structure of the Merger;"
                                  "--Recommendation of the Board of Directors of the Company; Fairness of the Merger;"
                                  "--Opinion of Financial Advisor; Summary of
                                  Financial Analyses;" "--Interest of Certain
                                  Persons in the Merger;" "--Perspective of Oracle on the Merger" and "ANNEX B--Opinion of Financial Advisor" sections of the Proxy
                                  Statement are incorporated herein by this reference.

    (c).......................    "INTRODUCTION--Record Date; Quorum; Required
                                  Vote" and "SUMMARY--The Special Meeting" sections of the Proxy Statement are incorporated herein by this reference.

    (d).......................    "SUMMARY--Special Factors--Opinion of
                                  Financial Advisor;" "SPECIAL FACTORS--Opinion of Financial Advisor"; "Summary of Financial
                                  Analyses" and "ANNEX B-- Opinion of Financial
                                  Advisor" sections of the Proxy Statement are incorporated herein by this reference.

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


    (e).......................    "SUMMARY--Special Factors--Recommendation of
                                  the Board of Directors; Fairness of the
                                  Merger" and "SPECIAL FACTORS--Recommendation of the Board of Directors of the Company;
                                  Fairness of the Merger" sections of the Proxy
                                  Statement are incorporated herein by this reference.

    (f).......................    "SPECIAL FACTORS--Background of the Merger"
                                  section of the Proxy Statement is
                                  incorporated herein by this reference.

9.  REPORTS, OPINIONS,
    APPRAISALS AND CERTAIN
    NEGOTIATIONS.

    (a)-(c)...................    "SUMMARY--Special Factors--Opinion of
                                  Financial Advisor;" "SPECIAL FACTORS--Opinion of Financial Advisor; Summary of Financial
                                  Analyses;" "--Background of the Merger" and "ANNEX B--Opinion of Financial Advisor" sections of the Proxy Statement are incorporated herein by this reference.

10. INTEREST IN SECURITIES OF
    THE ISSUER.


    (a).......................    "SUMMARY--Special Factors--Interest of
                                  Certain Persons in the Merger" and "OWNERSHIP
                                  OF COMMON SHARES" sections of the Proxy
                                  Statement are incorporated herein by this reference.

    (b).......................    "TRANSACTIONS BY CERTAIN PERSONS IN COMMON
                                  SHARES" section of the Proxy Statement is incorporated herein by this reference.

11. CONTRACTS, ARRANGEMENTS OR    "SUMMARY--Special Factors;" "--the Merger;"
    UNDERSTANDINGS WITH           "SPECIAL FACTORS--Background of the Merger;"
    RESPECT TO THE ISSUER'S       "--Recommendation of the Board of Directors;
    SECURITIES.                   Fairness of the Merger;" "--Opinion of
                                  Financial Advisor; Summary of Financial
                                  Analyses;" "--Interest of Certain Persons in the Merger;" "THE MERGER;" "DESCRIPTION
                                  OF CAPITAL STOCK OF DATALOGIX--Common
                                  Stock" and "OWNERSHIP OF COMMON SHARES"
                                  sections of the Proxy Statement are
                                  incorporated herein by this reference.


12. PRESENT INTENTION AND
    RECOMMENDATION OF CERTAIN
    PERSONS WITH REGARD TO THE
    TRANSACTION.

    (a), (b)..................    "INTRODUCTION--The Special Meeting;"
                                  "--Record Date; Quorum; Required Vote;"
                                  "SUMMARY--The Special Meeting--Required
                                  Vote;" "--Special Factors--Recommendations of the Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Recommendation of the Board of Directors of the Company;
                                  Fairness of the Merger" sections of the Proxy
                                  Statement are incorporated herein by this reference.

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


13. OTHER PROVISIONS OF THE
    TRANSACTION.

    (a).......................    "SUMMARY--The Merger--Dissenters' Rights;"
                                  "THE MERGER--Dissenters' Rights" and "ANNEX
                                  C--Sections of the New York Business
                                  Corporation Law" sections of the Proxy
                                  Statement are incorporated herein by this reference.

    (b).......................    None

    (c).......................    Not Applicable

14. FINANCIAL INFORMATION.

    (a).......................    The Company's audited financial statements
                                  for the years ended June 30, 1995 and 1996, which are contained in the Company's 1996
                                  Annual Report on Form 10-K (the "Form 10-K"), and the Company's unaudited financial statements for the quarter ended September 30, 1996, which are contained in the Company's
                                  Quarterly Report on Form 10-Q for such
                                  quarter, are attached under the Financial
                                  Statement section of the Proxy Statement and are incorporated herein by this reference.
                                  "SUMMARY--Selected Consolidated Financial
                                  Data of the Company" and "SELECTED
                                  CONSOLIDATED FINANCIAL DATA OF THE COMPANY" sections of the Proxy Statement are also incorporated herein by this reference.

    (b).......................    Not applicable

15. PERSONS AND ASSETS
    EMPLOYED, RETAINED OR
    UTILIZED.

    (a), (b)..................    "INTRODUCTION--Proxies;" "SUMMARY--Special
                                  Factors--Opinion of Financial Advisor;"
                                  "--The Merger--Treatment of Shares in the Merger;" "--The Merger --Sources of Funds;"
                                  "PROXY SOLICITATION;" "SPECIAL
                                  FACTORS--Opinion of Financial Advisor;
                                  Summary of Financial Analyses;" "--Sources and Uses of Funds;" "THE MERGER--General--
                                  Treatment of Shares in the Merger;"
                                  "--Payment for Public Shares; Sources of
                                  Funds" and "--Fees and Expenses" sections of the Proxy Statement are incorporated herein by this reference.

16. ADDITIONAL INFORMATION.       See text of the Proxy Statement.

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

17. MATERIAL TO BE FILED AS EXHIBIT.

    (a).......................    Not applicable



    (b).......................    Exhibit (b)(1) Opinion of Financial Advisor
                                  (incorporated by reference to ANNEX B to the Proxy Statement attached hereto as Exhibit
                                  (d)(1))*

                                  Exhibit (b)(2) Robertson Stephens materials dated September 5, 1996*

                                  Exhibit (b)(3)  Robertson Stephens
                                  presentation dated September 5, 1995*

    (c).......................    Exhibit (c)(1)  Agreement and Plan of Merger
                                  dated September 24, 1996, among Datalogix
                                  International Inc., Oracle Acquisition
                                  Corporation and Oracle Corporation, as
                                  amended by Amendment No. 1 thereto dated as of October 8, 1996 (incorporated by reference to ANNEX A to the Proxy Statement attached hereto as Exhibit (d)(1))*

                                  Exhibit (c)(2) Purchase Agreement dated
                                  September 6, 1994 between Oracle Corporation and Datalogix International Inc. (incorporated by reference to the Registration Statement of Datalogix International Inc. on Form S-1 (File No. 33-91746) as declared effective by the Securities and Exchange Commission on June 15, 1995).*

                                  Exhibit (c)(3) Registration Rights Agreement dated October 29, 1992, as amended and restated as of June 30, 1993 and as of September 6, 1994, among Datalogix International Inc. and certain of its shareholders (incorporated by reference to the Registration Statement of Datalogix International Inc. on Form S-1 (File No. 33-91746) as declared effective by the Securities and Exchange Commission on June 15, 1995).*

                                  Exhibit (c)(4) Employment Agreement dated as of June 28, 1996, as amended on July 30, 1996 and on September 13, 1996 between Datalogix International Inc. and Raymond V. Sozzi.*

                                  Exhibit (c)(5) The Rights Agreement dated as of August 27, 1996 between Datalogix International Inc. and The First National Bank of Boston, as Rights Agent, as amended by Amendment No. 1 thereto dated as of September 24, 1996 (incorporated by reference to the Current Reports on Form 8-K filed by Datalogix International Inc. with the Securities and Exchange Commission on August 28, 1996 and September 26, 1996).*

    (d).......................    Exhibit (d)(1) Copy of Letter to
                                  Stockholders, Notice of Special Meeting of
                                  Stockholders, definitive Proxy Statement and form of Proxy for the Special Meeting of Stockholders of Datalogix International Inc.
                                  to be held on December 31, 1996

                                CROSS REFERENCE SHEET
                (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)



    (e).......................    Exhibit (e)(1) Sections of the New York
                                  Business Corporation Law (incorporated by reference to ANNEX C to the Proxy Statement attached hereto as Exhibit (d)(1))*

    (f).......................    Not applicable



-------------------
 * Previously filed

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 26, 1996                     ORACLE CORPORATION



                                       By:    /s/ David J. Roux
                                             ----------------------------
                                       Name:     David J. Roux
                                       Title:    Executive Vice President,
                                                 Corporate Development


November 26, 1996                      DELPHI ACQUISITION CORPORATION



                                       By:    /s/ Thomas Theodores
                                             ----------------------------
                                       Name:     Thomas Theodores
                                       Title:    Vice President and Secretary


November 26, 1996                      DATALOGIX INTERNATIONAL INC.



                                       By: /s/ Raymond V. Sozzi
                                          --------------------------------
                                       Name:    Raymond V. Sozzi
                                       Title:   President, Chief Operating
                                                Officer and Acting Chief
                                                Executive Officer

                                    EXHIBIT INDEX


    EXHIBIT
    NUMBER                        EXHIBIT                          PAGE NUMBER
   --------                       -------                         -------------

    (a)..........  Not applicable




    (b)..........  Exhibit (b)(1) Opinion of Financial Advisor
                   (incorporated by reference to ANNEX B to the Proxy Statement attached hereto as Exhibit
                   (d)(1))*


                   Exhibit (b)(2) Robertson Stephens materials dated September 5, 1996*

                   Exhibit (b)(3) Robertson Stephens presentation dated September 5, 1996*

    (c)..........  Exhibit (c)(1)  Agreement and Plan of Merger
                   dated September 24, 1996, among Datalogix
                   International Inc., Oracle Acquisition
                   Corporation and Oracle Corporation, as
                   amended by Amendment No. 1 thereto dated as of October 8, 1996 (incorporated by reference to ANNEX A to the Proxy Statement attached hereto as Exhibit (d)(1))*

                   Exhibit (c)(2) Purchase Agreement dated
                   September 6, 1994 between Oracle Corporation and Datalogix International Inc. (incorporated by reference to the Registration Statement of Datalogix International Inc. on Form S-1 (File No. 33-91746) as declared effective by the Securities and Exchange Commission on June 15, 1995).*

                   Exhibit (c)(3) Registration Rights Agreement dated October 29, 1992, as amended and restated as of June 30, 1993 and as of September 6, 1994, among Datalogix
                   International Inc. and certain of its
                   shareholders (incorporated by reference to the Registration Statement of Datalogix
                   International Inc. on Form S-1 (File No.
                   33-91746) as declared effective by the
                   Securities and Exchange Commission on
                   June 15, 1995.*

                   Exhibit (c)(4) Employment Agreement dated as of June 28, 1996, as amended on July 30, 1996 and on September 13, 1996 between Datalogix
                   International Inc. and Raymond V. Sozzi.*

                   Exhibit (c)(5) The Rights Agreement dated as of August 27, 1996 between Datalogix International Inc. and The First National Bank of Boston, as Rights Agent, as amended by Amendment No. 1 thereto dated as of September 24, 1996 (incorporated by reference to the Current Reports on Form 8-K filed by Datalogix International Inc. with the Securities and Exchange Commission on
                   August 28, 1996 and September 26, 1996).*

    (d)..........  Exhibit (d)(1) Copy of Letter to Stockholders,
                   Notice of Special Meeting of Stockholders, definitive Proxy Statement and form of Proxy for the Special Meeting of Stockholders of Datalogix International Inc. to be held on December 31, 1996

    EXHIBIT
    NUMBER                        EXHIBIT                          PAGE NUMBER
   --------                       -------                         -------------




    (e)..........  Exhibit (e)(1) Sections of the New York
                   Business Corporation Law (incorporated by reference to ANNEX C to the Proxy Statement attached hereto as Exhibit (d)(1))*

    (f)..........  Not applicable


-------------------
 * Previously filed.